Filed by Developers Diversified Realty Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation

Commission File No. 001-12844

FOR IMMEDIATE RELEASE

Contact: Charles N. Talbert
Director of Investor Relations
(404) 262-3252

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JDN REALTY CORPORATION ANNOUNCES DATE OF
THIRD QUARTER 2002 EARNINGS RELEASE

ATLANTA, GA (October 24, 2002) — JDN Realty Corporation (NYSE: JDN) announced today that it plans to release its financial results for the quarter ended September 30, 2002 after the market closes on Tuesday, November 5, 2002. Due to the announced pending merger with Developers Diversified Realty Corporation, (NYSE: DDR) the Company will not be conducting an earnings conference call.

The full text of the earnings release and supplemental data will be available immediately following the earnings release to the wire services at the close of market on November 5. These documents will be available on the Company’s web site at www.jdnrealty.com.

JDN Realty Corporation is a real estate company specializing in the development and asset management of retail shopping centers anchored by value-oriented retailers. Headquartered in Atlanta, Georgia, the Company owns and operates directly or indirectly 99 properties, containing approximately 11.4 million square feet of gross leasable area, located in 19 states. The common stock and preferred stock of JDN Realty Corporation are listed on the New York Stock Exchange under the symbols “JDN” and “JDNPrA”, respectively.

For additional information, visit the Company’s home page on the Internet at http://www.jdnrealty.com.

JDN REALTY CORPORATION
359 E. PACES FERRY ROAD, NE
SUITE 400
ATLANTA, GEORGIA 30305
(404) 262-3252
Fax (404) 364-6444

Additional Information about the Merger and Where to Find It

DDR will be filing a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction between DDR and JDN with the SEC. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE TRANSACTION. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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